EXHIBIT 99.1

Osisko Development Provides Infill Drilling Update on Its 13,000-Meter Lowhee Program at Cariboo Gold Project; Intercepts Include 45.24 G/T Gold Over 3.0 Meters, Including 233.92 G/T Gold Over 0.5 Meters

HIGHLIGHTS

  2,279 m of infill drilling completed on 10-m drill spacing in 24 drill holes from August 2025 representing ~17.5% of the total planned 13,000-m infill program
  Highlight intercepts include: 45.24 g/t Au over 3.0 m, including 233.92 g/t Au over 0.5 m, 41.17 g/t Au over 2.1 m, and 16.36 g/t Au over 4.6 m
  Initial results show good continuity consistent with modelled vein zones and planned stopes, including high-grade intercepts within and adjacent to modelled reserve stopes, reinforcing the potential for delineating new zones and expanding existing ones
  Systematic underground infill drilling is designed to derisk resource modelling, mine planning and optimize production stope design

MONTREAL, Oct. 06, 2025 (GLOBE NEWSWIRE) -- Osisko Development Corp. (NYSE: ODV, TSXV: ODV) ("Osisko Development" or the "Company") is pleased to announce new infill drilling results from its ongoing 13,000-meter program on 10 meter drill spacing that commenced in August 2025 in the Lowhee Zone of the Company's permitted, 100%-owned Cariboo Gold Project ("Cariboo" or the "Project"), located in central British Columbia ("B.C."), Canada. The first three fans of this program consisted of approximately 2,279 meters ("m") of underground infill drilling.

Chris Lodder, President, stated, "We have observed good continuity consistent with modelled vein zones and planned stope shapes with these initial results. The presence of high-grade composites within and adjacent to modelled reserve stopes is encouraging and highlights the value of systematic underground infill drilling. The success we are seeing underscores the potential and prospectivity of delineating new zones and expanding existing ones near planned infrastructure, which could be drilled off and incorporated into a future mine plan. The comprehensive 13,000-meter drill program is designed to deliver important data for resource modelling, mine planning, and optimization of production stope design. We look forward to providing further updates as drilling progresses."

DRILL ASSAY HIGHLIGHTS

This news release includes assays from twenty-four (24) underground infill and exploration HQ diamond drill ("DD") holes (63.5-millimeter diameter) totaling approximately 2,279 m completed from August 2025 through early September 2025 (see Table 1) and for which assays were received by October 1, 2025, with depths ranging from 54 to 114 m drilled on 3 fans at 40 m spaced fans (Figure 2). Select assay photon assay highlights include:

  45.24 grams per tonne ("g/t") gold ("Au") over 3.0 m in hole BMU-25-075, including:
    233.92 g/t over 0.5 m, and
    35.19 g/t over 0.5 m
  41.17 g/t over 2.1 m in BMU-25-065, including:
    142.56 g/t over 0.5 m, and
    19.20 g/t over 0.6 m, and
    5.88 g/t over 0.5 m
  16.36 g/t over 4.6 m in BMU-25-079, including:
    111.75 g/t over 0.5 m, and
    25.03 g/t over 0.6 m, and
    5.17 g/t over 0.5 m
  38.92 g/t over 1.5 m BMU-25-073, including:
    113.06 g/t over 0.5 m, and
    3.17 g/t over 0.5 m
  9.87 g/t over 3.95 m in BMU-25-085, including:
    22.84 g/t over 0.6 m, and
    13.78 g/t over 0.85 m, and
    16.04 g/t over 0.5 m, and
    5.22 g/t over 0.5 m, and
    4.00 g/t over 0.5 m
  5.67 g/t over 6.0 m in BMU-25-064, including:
    17.95 g/t over 0.5 m, and
    8.45 g/t over 1.0 m, and
    11.38 g/t over 0.5 m, and
    8.46 g/t over 0.5 m, and
    6.99 g/t over 0.5 m, and
    4.36 g/t over 0.5 m
  7.06 g/t over 4.5 m in BMU-25-067, including:
    39.00 g/t over 0.5 m, and
    15.96 g/t over 0.5 m, and
    3.82 g/t over 0.5 m
  8.97 g/t over 3.5 m in BMU-25-078, including:
    59.94 g/t over 0.5 m
  9.18 g/t over 2.6 m in BMU-25-083, including:
    23.51 g/t over 0.5 m, and
    7.20 g/t over 1.0 m, and
    7.87 g/t over 0.6 m
  3.36 g/t over 7.0 m in BMU-25-071, including:
    14.78 g/t over 0.5 m, and
    11.19 g/t over 0.5 m, and
    5.75 g/t over 0.5 m, and
    3.29 g/t over 0.5 m, and
    4.03 g/t over 0.5 m, and
    3.88 g/t over 0.5 m

Complete assay highlights, including true width estimates, are presented in Table 1 and drill hole locations and orientations are listed in Table 2. Intervals not recovered by drilling were assigned zero grade. Top cuts have not been applied to high grade assays.

Figure 1: Cariboo Gold Project deposit map with Location of Lowhee Zone and Cow Portal underground access.

Mosquito Creek Zone
ISLAND MOUNTAIN
Shaft Zone
Wells
Valley Zone
Cow Mountain Zone
Cow Portal
Jack of Clubs Lake
Lowhee Zone
Fig. 3
COW MOUNTAIN
BARKERVILLE MOUNTAIN
KL Zone
Bonanza Ledge and BC Vein
Deposit Zones
Cariboo Gold Project, Wells, BC
0
1
2
Kilometers
Cariboo Gold Project
Vancouver
Barkerville
N

Figure 2: Location and overview of the ongoing 13,000-meter infill drilling campaign.

OSISKO
DEVELOPMENT
Cow Portal
Cow Mountain
Lowhee Fault 1260 masl
Lowhee Splay
Lowhee
Underground Development
Planned
Complete
Vein Corridors
Reserves
N
300 m
Resources
Reserves
Fans completed and assayed
Fans planned / in progress
L1260 Drill Gallery
Lowhee Fault 1260 masl
50 m

Figure 3: Lowhee Zone infill select underground drilling highlights, plan view.

Lowhee Fault
Au > 3.0 g/t
Development
Modeled Vein Corridors 1260 m.a.s.l.
Lowhee Fault 1260 m.a.s.l.
Cariboo Gold Surface Geology
Fault
Lithology
Calcareous Siltstone
Calcareous Sandstone
Sericitic Sandstone
Siltstone
Sandstone
Carbonaceous Siltstone
DBY-000
DBY-004
L1260-ORE-003
DBY-008
BMU-25-067:
7.06 g/t over 4.5 m
including 39.00 g/t over 0.5 m
and 15.96 g/t over 0.5 m
and 3.82 g/t over 0.5 m
BMU-25-065:
41.17 g/t over 2.1 m
including 142.56 g/t over 0.5 m
and 19.20 g/t over 0.6 m
and 5.88 g/t over 0.5 m
BMU-25-078:
8.97 g/t over 3.5 m
including 59.94 g/t over 0.5 m
BMU-25-085:
9.87 g/t over 3.95 m
including 22.84 g/t over 0.6 m
and 13.78 g/t over 0.85 m
and 16.04 g/t over 0.5 m
and 5.22 g/t over 0.5 m
and 4.00 g/t over 0.5 m
BMU-25-079:
16.36 g/t over 4.6 m
including 111.75 g/t over 0.5 m
and 25.03 g/t over 0.6 m
and 5.17 g/t over 0.5 m
BMU-25-073:
38.92 g/t over 1.5 m
including 113.06 g/t over 0.5 m
and 3.17 g/t over 0.5 m
BMU-25-075:
45.24 g/t Au over 3.0 m
including 233.92 g/t over 0.5 m
and 35.19 g/t over 0.5 m
BMU-25-071:
3.36 g/t over 7.0 m
including 14.78 g/t over 0.5 m
and 11.19 g/t over 0.5 m
and 5.75 g/t over 0.5 m
and 3.29 g/t over 0.5 m
and 4.03 g/t over 0.5 m
and 3.88 g/t over 0.5 m
BMU-25-064:
5.67 g/t over 6.0 m
including 17.95 g/t over 0.5 m
and 8.45 g/t over 1.0 m
and 11.38 g/t over 0.5 m
and 8.46 g/t over 0.5 m
and 6.99 g/t over 0.5 m
and 4.36 g/t over 0.5 m
BMU-25-083:
9.18 g/t over 2.6 m
including 23.51 g/t over 0.5 m
and 7.20 g/t over 1.0 m
and 7.87 g/t over 0.6 m
Underground
Drilling Highlights
Lowhee Zone Detail Map
Cariboo Gold Project
0
25
50
Meters
OSISKO
DEVELOPMENT

Figure 4: Lowhee Zone infill select underground drilling highlights in cross section by fan.

L1260-ORE-003-BDY-000
Looking 035°
BMU-25-065:
41.17 g/t over 2.1 m
including 142.56 g/t over 0.5 m
and 19.20 g/t over 0.6 m
and 5.88 g/t over 0.5 m
BMU-25-067:
7.06 g/t over 4.5 m
including 39.00 g/t over 0.5 m
and 15.96 g/t over 0.5 m
and 3.82 g/t over 0.5 m
BMU-25-079:
16.36 g/t over 4.6 m
including 111.75 g/t over 0.5 m
and 25.03 g/t over 0.6 m
and 5.17 g/t over 0.5 m
1320
1300
1280
1260
1240
1220
1200
1180
0m
50m
Au > 3.0 g/t
Development
Modeled Vein Corridors

L1260-ORE-003-DBY-004
Looking 035°
BMU-25-064:
5.67 g/t over 6.0 m
including 17.95 g/t over 0.5 m
and 8.45 g/t over 1.0 m
and 11.38 g/t over 0.5 m
and 8.46 g/t over 0.5 m
and 6.99 g/t over 0.5 m
and 4.36 g/t over 0.5 m
BMU-25-071:
3.36 g/t over 7.0 m
including 14.78 g/t over 0.5 m
and 11.19 g/t over 0.5 m
and 5.75 g/t over 0.5 m
and 3.29 g/t over 0.5 m
and 4.03 g/t over 0.5 m
and 3.88 g/t over 0.5 m
BMU-25-073:
38.92 g/t over 1.5 m
including 113.06 g/t over 0.5 m
and 3.17 g/t over 0.5 m
BMU-25-075:
45.24 g/t Au over 3.0 m
including 233.92 g/t over 0.5 m
and 35.19 g/t over 0.5 m
1320
1300
1280
1260
1240
1220
1200
1180
0m
50m
Au > 3.0 g/t
Development
Modeled Vein Corridors

L1260-ORE-003-DBY-008
Looking 035°
1320
1300
1280
1260
1240
1220
1200
1180
BMU-25-078:
8.97 g/t over 3.5 m
including 59.94 g/t over 0.5 m
BMU-25-083:
9.18 g/t over 2.6 m
including 23.51 g/t over 0.5 m
and 7.20 g/t over 1.0 m
and 7.87 g/t over 0.6 m
BMU-25-085:
9.87 g/t over 3.95 m
including 22.84 g/t over 0.6 m
and 13.78 g/t over 0.85 m
and 16.04 g/t over 0.5 m
and 5.22 g/t over 0.5 m
and 4.00 g/t over 0.5 m
0m
50m
Au > 3.0 g/t
Development
Modeled Vein Corridors

Table 1: Length weighted assay composites and individual samples>=3.0 g/t for Lowhee Zone underground DD.

Drillhole ID		From (m)	To (m)	Length (m)	Au (g/t)	Est. True Width (m)
BMU-25-061		No significant assays
BMU-25-062		72	72.5	0.5	4.87	0.41
		81.3	81.8	0.5	13.70	0.41
BMU-25-063		No significant assays
BMU-25-064		56	62	6	5.67	5.75
	Including	56	56.5	0.5	11.38
	and	58	58.5	0.5	17.95
	and	58.5	59	0.5	6.99
	and	59.5	60	0.5	8.46
	and	60	60.5	0.5	4.36
	and	61	62	1	8.45
		69	69.5	0.5	3.21	0.43
		84.2	84.7	0.5	5.10	0.43
		91.95	92.45	0.5	19.76	0.32
BMU-25-065		2.2	2.75	0.55	5.29	0.46
		3.75	5.25	1.5	3.59	1.30
	Including	4.65	5.25	0.6	6.98
		10.7	12.2	1.5	4.19	1.36
	Including	10.7	11.2	0.5	11.77
		17.5	18	0.5	15.99	0.43
		20.5	21.5	1	3.57	0.91
	Including	21	21.5	0.5	6.64
		41.05	41.6	1.1	4.44	0.48
		48.1	49.6	1.5	6.61	1.44
	Including	48.1	48.6	0.5	5.25
	and	48.6	49.1	0.5	4.03
	and	49.1	49.6	0.5	10.54
		52.4	54.5	2.1	41.17	1.25
	Including	52.4	52.9	0.5	5.88
	and	52.9	53.4	0.5	142.56
	and	53.4	54	0.6	19.20
BMU-25-066		16	16.5	0.5	3.51	0.47
		54	54.5	0.5	6.67	0.47
		75.7	76.2	0.5	4.83	0.47
BMU-25-067		0.7	2.7	2	3.63	1.29
	Including	0.7	1.2	0.5	4.00
	and	1.2	1.7	0.5	8.16
		9	10	1	11.09	0.94
	Including	9.5	10	0.5	21.74
		16.5	21	4.5	7.06	4.23
	Including	16.5	17	0.5	15.96
	and	17.5	18	0.5	39.00
	and	20.5	21	0.5	3.82
		47.5	48	0.5	3.55	0.32
		54.35	54.85	0.5	10.25	0.45
		93.9	96.5	2.6	5.56	2.29
	Including	93.9	94.4	0.5	14.37
	and	94.4	94.9	0.5	4.59
	and	95.9	96.5	0.6	7.67
BMU-25-068		11	12	1	6.86	0.95
	Including	11.5	12	0.5	13.38
		27	27.5	0.5	4.06	0.49
		43	43.5	0.5	4.94	0.49
		57.5	58	0.5	3.76	0.49
		62.5	63	0.5	4.28	0.49
		64	66	2	3.13	1.97
	Including	65	65.5	0.5	5.40
	and	65.5	66	0.5	3.39
BMU-25-069		0.7	1.2	0.5	13.40	0.43
		16.5	19.65	3.15	3.48	3.12
	Including	17.6	18.15	0.55	15.63
	and	19.15	19.65	0.5	3.08
		36	36.6	0.6	7.55	0.54
		41.3	42.45	1.15	8.64	1.08
	Including	41.85	42.45	0.6	14.98
		47	50.3	3.3	3.63	3.10
	Including	48.3	48.8	0.5	21.51
		53	54	1	3.83	0.87
	Including	53	53.5	0.5	3.37
	and	53.5	54	0.5	4.29
		88.15	89.15	1	5.13	0.94
	Including	88.15	88.65	0.5	8.48
BMU-25-070		37.5	38	0.5	9.73	0.43
BMU-25-071		10.5	11.5	1	4.45	0.94
	Including	10.5	11	0.5	4.08
	and	11	11.5	0.5	4.83	0.47
		46.5	47.5	1	4.23	0.94
	Including	46.5	47	0.5	7.91	0.47
		58.5	59	0.5	4.73	0.48
		64	71	7	3.36	6.98
	Including	64.5	65	0.5	11.19
	and	65.5	66	0.5	3.29
	and	67.5	68	0.5	4.03
	and	68	68.5	0.5	5.75
	and	69.5	70	0.5	3.88
	and	70	70.5	0.5	14.78
		79.5	80	0.5	4.92	0.49
BMU-25-072		0.2	0.7	0.5	6.53	0.48
		64.5	65	0.5	12.27	0.49
		83	84	1	4.22	0.87
	Including	83	83.5	0.5	8.09
BMU-25-073		9.2	9.7	0.5	3.48	0.50
		21.5	22	0.5	10.15	0.45
		47.5	48	0.5	4.27	0.47
		52.5	54	1.5	38.92	1.49
	Including	52.5	53	0.5	3.17
	and	53.5	54	0.5	113.06
BMU-25-074		26.85	27.35	0.5	4.63	0.50
		37.1	38.6	1.5	5.35	1.30
	Including	37.1	37.6	0.5	13.16
		67.5	68	0.5	3.87	0.48
BMU-25-075		71.5	74.5	3	45.24	2.38
	Including	72	72.5	0.5	233.92
	and	73.5	74	0.5	35.19
BMU-25-076		12.8	13.3	0.5	19.24	0.45
BMU-25-077		27.05	27.55	0.5	10.96	0.50
		41.15	41.65	0.5	29.90	0.45
		43.85	45.35	1.5	3.34	1.50
	Including	43.85	44.35	0.5	5.79
	and	44.85	45.35	0.5	3.97
		47.25	47.75	0.5	28.26	0.50
		67	68	1	5.69	1.00
	Including	67.5	68	0.5	10.99
BMU-25-078		27.85	31.35	3.5	8.97	3.17
	Including	30.85	31.35	0.5	59.94
		44.8	45.8	1	3.13	1.00
	Including	45.3	45.8	0.5	4.32
BMU-25-079	BMU-25-079	28.1	28.6	0.5	39.84	0.35
		85.2	89.8	4.6	16.36	3.98
	Including	85.7	86.2	0.5	5.17
	and	86.2	86.8	0.6	25.03
	and	89.3	89.8	0.5	111.75
BMU-25-080	No Significant Assays
BMU-25-081		43.5	45.5	2	4.06	1.73
	Including	43.5	44	0.5	7.89
	and	44	44.5	0.5	7.00
		66.5	67.2	0.7	6.75
BMU-25-082	No Significant Assays
BMU-25-083		1.35	2.5	1.15	3.40	1.06
	Including	1.35	2	0.65	5.12
		51.9	52.4	0.5	34.55	0.38
		60.5	63.1	2.6	9.18	2.28
	Including	61	62	1	7.20
	and	62	62.5	0.5	23.51
	and	62.5	63.1	0.6	7.87
BMU-25-085		56.6	57.1	0.5	26.70	0.41
		69.45	73.4	3.95	9.87	3.58
	Including	69.45	69.95	0.5	4.00
	and	69.95	70.8	0.85	13.78
	and	71.8	72.3	0.5	16.04
	and	72.3	72.9	0.6	22.84
	and	72.9	73.4	0.5	5.22

Table 2: Underground DD collar locations, drillhole orientations, and max depths. Negative dips point down.

Drillhole ID	Mine Location	Easting (UTM z12N)	Northing (UTM z12N)	Elevation (m)	Dip	Azimuth	Depth (m)
BMU-25-061	L1260-ORE-003-DBY-008	596468.7	5882768.6	1262.3	-35	125	114
BMU-25-062	L1260-ORE-003-DBY-004	596488.9	5882802.9	1261.0	-35	125	114
BMU-25-063	L1260-ORE-003-DBY-008	596468.4	5882768.8	1261.6	-25	125	102
BMU-25-064	L1260-ORE-003-DBY-004	596488.9	5882803.0	1260.2	-25	125	102
BMU-25-065	L1260-ORE-003-DBY-000	596510.0	5882837.7	1259.8	-35	125	114
BMU-25-066	L1260-ORE-003-DBY-004	596488.9	5882803.0	1259.8	-15	125	80
BMU-25-067	L1260-ORE-003-DBY-000	596510.1	5882837.6	1259.4	-25	125	102
BMU-25-068	L1260-ORE-003-DBY-004	596488.9	5882802.9	1259.3	-5	125	81
BMU-25-069	L1260-ORE-003-DBY-000	596510.1	5882837.6	1258.7	-14	125	96
BMU-25-070	L1260-ORE-003-DBY-008	596468.8	5882768.6	1261.2	-15	125	84
BMU-25-071	L1260-ORE-003-DBY-004	596489.1	5882802.9	1258.9	5	125	81
BMU-25-072	L1260-ORE-003-DBY-000	596510.1	5882837.6	1257.3	25	125	90
BMU-25-073	L1260-ORE-003-DBY-004	596489.1	5882802.8	1258.6	15	125	54
BMU-25-074	L1260-ORE-003-DBY-008	596468.8	5882768.5	1260.7	-5	125	81
BMU-25-075	L1260-ORE-003-DBY-004	596489.2	5882802.8	1258.2	25	125	90
BMU-25-076	L1260-ORE-003-DBY-004	596489.2	5882802.9	1258.0	35	125	99
BMU-25-077	L1260-ORE-003-DBY-008	596469.1	5882768.4	1260.4	5	125	81
BMU-25-078	L1260-ORE-003-DBY-008	596469.0	5882768.4	1260.1	15	125	84
BMU-25-079	L1260-ORE-003-DBY-000	596510.0	5882837.6	1257.0	35	125	99
BMU-25-080	L1260-ORE-003-DBY-004	596489.0	5882803.0	1257.7	45	125	114
BMU-25-081	L1260-ORE-003-DBY-008	596468.9	5882768.5	1259.8	25	125	90
BMU-25-082	L1260-ORE-003-DBY-000	596510.2	5882837.8	1256.8	45	125	114
BMU-25-083	L1260-ORE-003-DBY-008	596468.7	5882768.6	1259.6	35	125	99
BMU-25-085	L1260-ORE-003-DBY-008	596468.3	5882768.9	1259.8	45	125	114

ABOUT LOWHEE ZONE

Geological mapping and geochemical sampling were carried out on Barkerville Mountain from 2017-2018, with the Lowhee Zone identified as a high-priority drill target.

In 2019, two southeast-oriented stratigraphic and 22 northwest-southeast oriented drillholes (8,337.0 m) were drilled at the Lowhee Zone. The drilling successfully identified auriferous quartz-carbonate veins at similar orientations to those observed elsewhere on the Cariboo Gold project. Initial 3D geological modelling and resource estimation commenced, and further drilling was recommended.

In 2020, 24 northwest-oriented diamond drillholes (10,144.5 m) were drilled. The focus of the exploration program was to test the extent of mineralization along the down-dip and northeast strike-extent of veining. An internal resource estimation of the Lowhee deposit was completed at that time, with further drilling recommended to improve confidence.

In 2021, a total of 94 diamond drillholes (29,449.1 m) were drilled. The focus of drilling was to delineate, and infill modelled veins with 25 m spacing. At the time, Barkerville Gold Mines Ltd. completed a mineral resource estimate, and the collection of a bulk sample was recommended.

In 2022, a total of 27 diamond drillholes (6,563.90 m) were drilled. There were two main goals with this drill program. The first goal was to infill a potential bulk sample location achieving category conversion from indicated (25 m spacing) to measured (12.5 m spacing). The second goal was to continue to delineate and infill modelled veins with 25 m spacing.

Lowhee zone access is through Cow portal on the northwestern flank of Barkerville Mountain (Figure 1 and Figure 2) Cow portal construction was completed in Q4 2024 and development of the underground ramp into the Lowhee zone commenced in Q1 2025. Approximately 350 m of development has been advanced within the Lowhee zone deposit at the 1,290 and 1,260-elevation levels since completion of the main access ramp. The probable mineral reserves estimate for the Lowhee Zone includes 104,491 ounces of contained Au (923,162 tonnes grading 3.52 g/t Au) and represents approximately 5% of the total contained gold in the estimated probable mineral reserves for the Cariboo Gold Project.

ABOUT CARIBOO GOLD PROJECT

The Cariboo Gold Project is a permitted, 100%-owned feasibility-stage project located in the historic Wells-Barkerville mining camp of central British Columbia, Canada. Spanning approximately 186,740 hectares, the Company's land package includes 443 mineral titles and covers a ~77-kilometre strike of highly prospective exploration targets extending northwest to southeast. In late 2024, the Project was granted the Mines Act and Environmental Management Act (British Columbia) permits, marking the successful completion of the permitting process for key approvals, solidifying the Project's shovel-ready status.

The Cariboo Gold Project hosts probable mineral reserves of 2.07 million ounces of contained Au (17,815 kt grading 3.62 g/t Au); measured mineral resources of 8,000 ounces of contained Au (47 kt grading 5.06 g/t Au); indicated mineral resources of 1.60 million ounces of contained Au (17,332 kt grading 2.88 g/t Au); and inferred mineral resources of 1.86 million ounces of contained Au (18,774 kt grading 3.09 g/t Au). Mineral resources are reported exclusive of mineral reserves.

Technical Reports

Information relating to the Cariboo Gold Project and the 2025 FS on the Cariboo Gold Project is supported by the technical report, titled "NI 43-101 Technical Report, Feasibility Study for the Cariboo Gold Project, District of Wells, British Columbia, Canada" and dated June 11, 2025 (with an effective date of April 25, 2025) (the "Cariboo Technical Report").

For readers to fully understand the information in the Cariboo Technical Report, reference should be made to the full text of the Cariboo Technical Report in its entirety, including all assumptions, parameters, qualifications, limitations and methods therein. The Technical Report is intended to be read as a whole, and sections should not be read or relied upon out of context. The Technical Report was prepared in accordance with National Instrument 43-101 – Standards of Disclosure for Mineral Projects ("NI 43-101") and is available electronically on SEDAR+ (www.sedarplus.ca) and on EDGAR (www.sec.gov) under Osisko Development's issuer profile and on the Company's website at www.osiskodev.com.

Qualified Persons

The scientific and technical information contained in this news release has been reviewed, verified and approved by Eryn Doyle, P. Geo., Senior Exploration Manager of Osisko Development, a "qualified person" within the meaning of NI 43-101. Verification includes core photo and three-dimensional review of logged drillhole data and assays consistent with the Company's standard procedures.

Quality Assurance (QA) – Quality Control (QC)

Whole core sampling is completed in the logging facilities following daily QAQC checks for logging and sampling errors. Quality control (QC) samples are inserted at regular intervals in the sample stream, including blanks and reference materials with all sample shipments to monitor laboratory performance. Samples are bagged, labeled, sealed with numbered security tags

Samples are taken by expeditor from the logging facilities direct to MSALABS's analytical facility in Prince George, B.C., Canada, for preparation and analysis. The MSALABS facility is accredited to the ISO/IEC 17025 standard for gold assays and all analytical methods include quality control materials at set frequencies with established data acceptance criteria. The entire sample is dried, crushed, and split into sealed containers. Analysis for gold is by gamma ray analysis using the Chrysos PhotonAssay (PA1408X). Samples are bombarded with gamma rays and the resulting signal is sent to the detectors.

Alternatively Drill core samples are submitted to ALS Geochemistry's analytical facility in North Vancouver, British Columbia for preparation and analysis. The ALS facility is accredited to the ISO/IEC 17025 standard for gold assays and all analytical methods include quality control materials at set frequencies with established data acceptance criteria. The entire sample is crushed, and 250 grams is pulverized. Analysis for gold is by 50 gram fire assay fusion with atomic absorption (AAS) finish with a lower limit of 0.01 ppm and upper limit of 100 ppm. Samples with gold assays greater than 100 ppm are re-analyzed using a 1,000-gram screen metallic fire assay. A selected number of samples are also analyzed using a 48 multi-elemental geochemical package by a 4-acid digestion, followed by Inductively Coupled Plasma Atomic Emission Spectroscopy (ICP-AES) and Inductively Coupled Plasma Mass Spectroscopy (ICP-MS).

ABOUT OSISKO DEVELOPMENT CORP.

Osisko Development Corp. is a continental North American gold development company focused on past-producing mining camps located in mining friendly jurisdictions with district scale potential. The Company's objective is to become an intermediate gold producer by advancing its flagship permitted 100%-owned Cariboo Gold Project, located in central B.C., Canada. Its project pipeline is complemented by the Tintic Project in the historic East Tintic mining district in Utah, U.S.A., and the San Antonio Gold Project in Sonora, Mexico—brownfield properties with significant exploration potential, extensive historical mining data, access to existing infrastructure and skilled labour. The Company's strategy is to develop attractive, long-life, socially and environmentally responsible mining assets, while minimizing exposure to development risk and growing mineral resources.

For further information, visit our website at www.osiskodev.com or contact:

Sean Roosen	Philip Rabenok
Chairman and CEO	Vice President, Investor Relations
Email: sroosen@osiskodev.com	Email: prabenok@osiskodev.com
Tel: +1 (514) 940-0685	Tel: +1 (437) 423-3644

CAUTION REGARDING FORWARD LOOKING STATEMENTS

Certain statements contained in this news release may be deemed "forward-looking statements" within the meaning of the United States Private Securities Litigation Reform Act of 1995 and "forward-looking information" within the meaning of applicable Canadian securities legislation (together, "forward-looking statements"). These forward-looking statements, by their nature, require Osisko Development to make certain assumptions and necessarily involve known and unknown risks and uncertainties that could cause actual results to differ materially from those expressed or implied in these forward-looking statements. Forward-looking statements are not guarantees of performance. Words such as "may", "will", "would", "could", "expect", "believe", "plan", "anticipate", "intend", "estimate", "continue", "objective", "strategy", or the negative or comparable terminology, as well as terms usually used in the future and the conditional, are intended to identify forward-looking statements. Information contained in forward-looking statements is based upon certain material assumptions that were applied in drawing a conclusion or making a forecast or projection, including the assumptions, qualifications, limitations or statements relating to the prospectivity of exploration in the Lowhee Zone and targets outside of the currently defined mineral resources; the results (if any) of further exploration work to define and expand mineral resources; the results, timing, utility and significance of the ongoing 13,000-meter infill drill program (if any); the interpretation and accuracy of observed continuity with modelled vein zones and planned stope shapes; the potential and prospectivity of delineating new zones and expanding existing ones; the ability and timing (if at all) to incorporate new zones into a future mine plan; the ability and utility of exploration work (including drilling) to inform resource modeling, mine planning, production stope design procedures and parameters, and the appropriate grid spacing for future infill drilling (if at all); the ability and timing (if at all) to complete future additional systemic grid infill drill programs; the interpretation and accuracy of structure modeling and assumptions in regard to potential resource extensions (if at all); the ability of exploration activities (including drill results) to accurately predict mineralization; the Company's strategy and objectives relating to the Cariboo Gold Project as well as its other projects; the assumptions, qualifications and limitations relating to the Cariboo Gold Project being permitted; assumptions, qualifications and parameters underlying the Cariboo Technical Report (including, but not limited to, the mineral resources, mineral reserves, production profile, mine design and project economics); the results of the Cariboo Technical Report as an indicator of quality and robustness of the Cariboo Gold Project, as well as other considerations that are believed to be appropriate in the circumstances; the ability of the Company to achieve the estimates outlined in the Cariboo Technical Report in the timing contemplated (if at all); the ability to achieve the capital and operating costs outlined in the Cariboo Technical Report (if at all); the ability, progress and timing in respect of pre-construction activities at Cariboo including the 13,000-meter infill drill program; the contemplated work plan and activities at the Cariboo Gold Project and the timing, scope and results thereof and associated costs thereto; the potential impact of tariffs and other trade restrictions (if any); mineral resource category conversion; the future development and operations at the Cariboo Gold Project; management's perceptions of historical trends, current conditions and expected future developments; the utility and significance of historic data, including the significance of the district hosting past producing mines; future mining activities; the results (if any) of further exploration work to define and expand mineral resources; the ability of exploration work (including drilling and sampling) to accurately predict mineralization; the ability of the Company to expand mineral resources beyond current mineral resource estimates; the ability of the Company to complete its exploration and development objectives for its projects in the timing contemplated and within expected costs (if at all); the ongoing advancement of the deposits on the Company's properties; sustainability and environmental impacts of operations at the Company's properties; gold prices; the costs required to advance the Company's properties; the ability to adapt to changes in gold prices, estimates of costs, estimates of planned exploration and development expenditures; the profitability (if at all) of the Company's operations; regulatory framework remaining defined and understood as well as other considerations that are believed to be appropriate in the circumstances, and any other information herein that is not a historical fact may be "forward looking information". Osisko Development considers its assumptions to be reasonable based on information currently available, but cautions the reader that their assumptions regarding future events, many of which are beyond the control of Osisko Development, may ultimately prove to be incorrect since they are subject to risks and uncertainties that affect Osisko Development and its business. Such risks and uncertainties include, among others, risks relating to third-party approvals, including the issuance of permits by governments, capital market conditions and the Company's ability to access capital on terms acceptable to the Company for the contemplated exploration and development at the Company's properties; the ability to continue current operations and exploration; regulatory framework and presence of laws and regulations that may impose restrictions on mining; errors in management's geological modelling; the timing and ability of the Company to obtain and maintain required approvals and permits; the results of exploration activities; risks relating to exploration, development and mining activities; the global economic climate; fluctuations in metal and commodity prices; fluctuations in the currency markets; dilution; environmental risks; and community, non-governmental and governmental actions and the impact of stakeholder actions. Osisko Development is confident a robust consultation process was followed in relation to its received BC Mines Act and Environmental Management Act permits for the Cariboo Gold Project and continues to actively consult and engage with Indigenous nations and stakeholders. While any party may seek to have the decision related to the BC Mines Act and/or Environmental Management Act permits reviewed by the courts, the Company does not expect that such a review would, were it to occur, impact its ability to proceed with the construction and operation of the Cariboo Gold Project in accordance with the approved BC Mines Act and Environmental Management Act permits. Readers are urged to consult the disclosure provided under the heading "Risk Factors" in the Company's annual information form for the year ended December 31, 2024 as well as the financial statements and MD&A for the year ended December 31, 2024 and quarter ended June 30, 2025, which have been filed on SEDAR+ (www.sedarplus.ca) under Osisko Development's issuer profile and on the SEC's EDGAR website (www.sec.gov), for further information regarding the risks and other factors facing the Company, its business and operations. Although the Company's believes the expectations conveyed by the forward-looking statements are reasonable based on information available as of the date hereof, no assurances can be given as to future results, levels of activity and achievements. The Company disclaims any obligation to update any forward-looking statements, whether as a result of new information, future events or results or otherwise, except as required by law. Forward-looking statements are not guarantees of performance and there can be no assurance that these forward-looking statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking statements.

Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this news release. No stock exchange, securities commission or other regulatory authority has approved or disapproved the information contained herein.

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